UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park, Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

February 18, 2016.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pierre Dulin

Name: Pierre Dulin
Title: General Manager

BLADEX’S 2015 NET INCOME TOTALED $104.0 MILLION (+$1.6 MILLION, OR +2% YoY), OR $2.67 PER SHARE, ON HIGHER NET INTEREST INCOME, FEES AND OTHER INCOME, IMPROVED EFFICIENCY AND NON-CORE RESULTS

PANAMA CITY, REPUBLIC OF PANAMA, February 18, 2016 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the fourth quarter and full-year ended December 31, 2015.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The earnings reports for the quarter and year ended December 31, 2015 are the first the Bank has prepared in accordance with IFRS. The Bank has adopted IFRS 9 which calls, among other elements, for allowances based on forward-looking expected credit losses for financial instruments including loans, contingencies and investment securities. In prior years and quarters, the Bank prepared its financial statements in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). All 2015 and 2014 financial data included in this report has been prepared in accordance with IFRS. Regarding the first-time adoption of IFRS, please also refer to Exhibit XIII and Exhibit XIV for a reconciliation of the consolidated statements of financial position for the year ended 2014 and as at January 1st, 2014, and the consolidated statements of income for the year ended 2014, respectively.

Fourth Quarter and Full-Year 2015 Highlights

Reported results:

•	Bladex’s 2015 Net Income totaled $104.0 million (+$1.6 million, or +2% YoY), on higher net interest income (+3% YoY), fees and other income (+2% YoY), improved efficiency (-2 pts YoY) and non-core results (+87% YoY), partially offset by higher provision and impairment loss for expected credit losses on loans and investment securities, respectively, mainly impacting the fourth quarter 2015, which, together with negative non-core results, brought quarterly Net Income to $23.2 million (-38% QoQ and -35% YoY).
•	Net interest income totaled $145.5 million in 2015 (+4.1 million, or +3% YoY), on higher average lending balances and nearly stable funding costs despite higher average funding tenors. 4Q15 net interest income reached $37.8 million (+2% QoQ; -2% YoY) on increased Libor (1) rates, higher average lending rates (+10 bps QoQ and YoY), and portfolio balances (+2% QoQ; +1% YoY), partly offset by higher average funding costs (+13 bps QoQ; +16 bps YoY).

•	Fees and other income amounted to $22.3 million (+$0.5 million, or +2% YoY), on higher commissions from letters of credit and contingencies and higher fees from loan structuring and syndication activities, partially offset by lower income from loan distribution activities in the secondary markets. Fees and other income reached $7.7 million in 4Q15 (-6% QoQ; +9% YoY).

Key performance metrics:

•	The Bank’s 2015 ROAE (2) and Business ROAE (3) reached 11.0% and 10.4%, respectively, compared to 11.5% and 11.2% a year ago, on capitalization levels that strengthened YoY from 15.5% to 16.1% (Tier 1 Basel III).
•	4Q15 NIS (4) and NIM (5) stood at 1.72% (+5 bps QoQ; -5 bps YoY) and 1.90% (+7 bps QoQ; -2 bps YoY), respectively, as lending margins improved QoQ. Full year 2015 NIS and NIM both had a slight YoY decrease to 1.68% and 1.84%, respectively.
•	The Bank’s 2015 Efficiency and Business Efficiency Ratios (6) improved to 30% and 31%, respectively, compared to 32% in 2014, as operating revenues increased 4% and operating expenses decreased 3%. 4Q15 Efficiency and Business Efficiency Ratios were 30% (+5 pts. QoQ; +1 pts. YoY) and 29% (unchanged QoQ; -3 pts. YoY), respectively.

Credit Growth & Quality:

•	Average Commercial Portfolio balances for 4Q15 and full-year 2015 increased moderately to $7.2 billion (+1% QoQ) and $7.1 billion (+3% YoY), respectively, while end-of-period Commercial Portfolio balances also stood at $7.2 billion as of December 31, 2015, up 1% QoQ and nearly unchanged vs. the prior year.
•	While overall portfolio credit quality remained sound, with significantly reduced risk-weighted assets (-5% QoQ), provisions increased to account for expected lifetime credit losses regarding certain exposures. The ratio of the total reserve for credit losses to non-performing loans (“NPL”) amounted to 1.8 times, and to 1.33% of total Commercial Portfolio ending balances. Pre-payments subsequent to the closing date increased the NPL coverage ratio to 3.4 times.

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	2015	2014	4Q15	3Q15	4Q14
Key Income Statement Highlights
Operating revenues	$173.9	$167.6	$43.6	$52.0	$51.1
Operating expenses	$51.8	$53.6	$13.1	$12.9	$14.7
Business Net Income (7)	$99.0	$99.7	$25.3	$30.3	$30.2
Non-Core Items (8)	$5.0	$2.7	$(2.0)	$7.1	$5.5
Net Income	$104.0	$102.4	$23.2	$37.4	$35.7
Profitability Ratios
Earnings per Share ("EPS") (9)	$2.67	$2.65	$0.60	$0.96	$0.92
Return on Average Equity (“ROAE”) (2)	11.0%	11.5%	9.5%	15.5%	15.5%
Business ROAE (3)	10.4%	11.2%	10.4%	12.6%	13.1%
Business Return on Average Assets	1.25%	1.32%	1.27%	1.50%	1.50%
Net Interest Margin ("NIM") (5)	1.84%	1.88%	1.90%	1.83%	1.92%
Net Interest Spread ("NIS") (4)	1.68%	1.72%	1.72%	1.67%	1.77%
Efficiency Ratio	30%	32%	30%	25%	29%
Business Efficiency Ratio (6)	31%	32%	29%	29%	32%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio	$7,155	$7,187	$7,155	$7,124	$7,187
Treasury Portfolio	$250	$394	$250	$293	$394
Total Assets	$8,286	$8,022	$8,286	$7,988	$8,022
Market capitalization	$1,010	$1,167	$1,010	$902	$1,167
Tier 1 Basel III Capital Ratio (10)	16.1%	15.5%	16.1%	15.1%	15.5%
Leverage (times) (11)	8.5	8.8	8.5	8.3	8.8
Liquid Assets / Total Assets (12)	15.3%	9.2%	15.3%	10.9%	9.2%
NPL to gross loan portfolio	0.78%	0.06%	0.78%	0.31%	0.06%
Total reserve for expected credit losses to Commercial Portfolio	1.33%	1.22%	1.33%	1.38%	1.22%
Total reserve for expected credit losses to NPL (times)	1.8	21.7	1.8	4.8	21.7

CEO's Comments

Mr. Rubens V. Amaral, Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s Fourth Quarter and Full-Year 2015 results: “Even with expectations of significantly diverging growth paths in the Region, the year 2015 proved to be a year of many challenges for the markets in which Bladex operates. Especially in the second half of the year, the economic environment took a turn for the worse, with the confluence of several adverse macroeconomic trends impacting more forcefully Latin-American countries, amongst which the deterioration of terms-of-trade for commodity-exporting producers, a recessionary and inflationary environment in important economies such as Brazil, and a heightened perception of credit risk being the most significant factors. Even so, the results in the fourth quarter of 2015 demonstrated Bladex’s resilient earnings generation capacity, which allowed the Bank to absorb an increase in expected credit losses for certain exposures in process of restructuring. This quarter Bladex also completed its transition from US GAAP to the International Financial Reporting Standards (IFRS) following a mandate by Panama´s local regulator. The financial impact of the transition to IFRS, however, has been fairly limited mainly due to Bladex´s straight-forward business model, which focuses primarily on short-dated trade finance and trade-related business, and a high-quality roster of client relationships.

A quick summary of the main performance indicators for the year 2015:

Although end-of-period balances for the Commercial Portfolio remained essentially flat for the year, average balances increased by close to $0.2 billion, as we managed our Commercial Portfolio within the context of pro-active and cautious risk exposure management. A case in point is exposure to Brazil, which now represents 22.7% of the total Commercial Portfolio, down more than 5 percentage points from 2014. In the fourth quarter alone, we reduced our exposure by approximately $0.2 billion, more than half of the total reduction of $0.4 billion in all of 2015. This speaks to our ability to swiftly and decisively react to deteriorating market conditions, significantly reducing risk-weighted assets. Nevertheless, total disbursements for 2015 reached $12.1 billion, confirming Bladex´s active role and diversified presence in the Region.

Despite challenging market conditions, overall 2015 fee and other income improved slightly, and Bladex was able to further consolidate its position as a relevant player in the syndications business in Latin America, leading 7 executed transactions in a variety of countries and industries during the year, with a healthy pipeline of potential transactions for 2016.

Core ROAE for the year remained largely stable at around 11%, broadly in line with our goal of achieving consistent baseline returns throughout economic cycles. Efficiency continued to improve, reaching 30%, down from 32% in the previous year, confirming our commitment towards cost discipline, which is especially important when efficiency gains simply from a rising revenue base become harder to achieve.

Very robust capitalization remains a strong suit for Bladex as the Tier 1 Basel III ratio strengthened to 16.1%, from 15.5% the year before. This, in spite of the continued focus on sharing successful performance with shareholders, and on providing an attractive dividend yield, as 2015 dividends of $1.54 per share represented a total net income pay-out ratio of 58%.

In summary, yet again solid results achieved in an ever more challenging context confirm the Bank´s ability to adapt and cope, keeping its sight on performance, but also strengthening its position to succeed going forward.” Mr. Amaral concluded.

RECENT EVENTS

▪	Quarterly dividend payment: At the Board of Director’s meeting held January 28, 2016, the Bank’s Board approved a quarterly common dividend of $0.385 per share corresponding to the fourth quarter 2015. The dividend will be paid on February 23, 2016, to stockholders registered as of February 10, 2016.

Notes:

-	Numbers and percentages set forth in this press release may not add due to rounding.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

(1)	Libor refers to London Interbank Offered Rate.

(2)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

(3)	Business ROAE refers to annualized Business Net Income divided by average stockholders’ equity.

(4)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

(5)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

(6)	Business Efficiency Ratio refers to consolidated operating expenses as a percentage of net operating revenues excluding non-core items.

(7)	Business Net Income refers to Net Income, deducting non-core items.

(8)	Non-Core Items include the net results from the participations in the investment funds recorded in the “gain (loss) per financial instrument at fair value through profit or loss” line item.

(9)	Earnings per Share (“EPS”) calculations are based on the average number of shares outstanding during each period.

(10)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

(11)	Leverage corresponds to assets divided by stockholders’ equity.

(12)	Liquid assets consist of cash and due from banks and interest-bearing deposits in banks, excluding margin calls and pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Business Segment, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s provision for expected credit losses; the need for additional provisions for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

ABOUT BLADEX

Bladex is a multinational bank originally established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX).

Bladex´s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

The Bank, headquartered in Panama, has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through December 31, 2015, Bladex had disbursed accumulated credits of approximately $231 billion.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Friday, February 19, 2016 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions.  The replay passcode is: 76781628.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: +507 210-8630

E-mail address: cschech@bladex.com